As filed with the Securities and Exchange Commission on September 27, 2006
Registration No. 333-_________
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ALTEON INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3304550
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
6 Campus Drive
Parsippany, New Jersey 07054
(201) 934-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Noah Berkowitz
President and Chief Executive Officer
Alteon Inc.
6 Campus Drive
Parsippany, New Jersey 07054
(201) 934-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
William T. Whelan, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
(617) 542-6000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed
		maximum
		offering	Proposed
	Amount	price	maximum	Amount of
Title of each class of	to be	per	aggregate	registration
securities to be registered	registered (1)	share (2)	offering price (2)	fee
Common Stock, $.01 par value per share	50,891,414	$0.18	$9,160,454.50	$980.17
Rights to purchase Series F Preferred Stock	(3)	(3)	(3)	None

(1) Consists of an aggregate of (a) 37,399,065 shares of common stock issued to former stockholders of HaptoGuard, Inc., which shares consist of (i) 22,524,437 shares of common stock and (ii) 14,874,628 shares of common stock issued upon the conversion of a portion of our preferred stock that was transferred to HaptoGuard, Inc. by Genentech, Inc., and (b) 13,492,349 shares of common stock issued to Genentech upon the conversion of a portion of preferred stock held by Genentech, all of which occurred upon the closing of the transaction contemplated by the Agreement and Plan of Merger dated as of April 19, 2006.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low prices for the common stock of Alteon Inc. on September 25, 2006, as reported by the American Stock Exchange.

(3) No separate consideration will be received for the Rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2006
PROSPECTUS

ALTEON INC.
50,891,414 SHARES OF COMMON STOCK

On July 21, 2006, in connection with our merger with HaptoGuard, Inc., we issued 37,399,065 shares of our common stock to former stockholders of HaptoGuard, which shares consist of (i) 22,524,437 shares of common stock and (ii) 14,874,628 shares of common stock issued upon the conversion of a portion of our preferred stock that was transferred to HaptoGuard by Genentech, and we issued 13,492,349 shares of common stock to Genentech upon the conversion of an additional portion of the preferred stock held by Genentech. This prospectus relates to the resale from time to time of up to a total of 50,891,414 shares of our common stock acquired in connection with the merger by certain former stockholders of HaptoGuard and by Genentech, referred to as the selling stockholders, described in the section entitled “Selling Stockholders” on page 21 of this prospectus.

The selling stockholders will receive all of the proceeds from the disposition of the shares or interests therein and will pay any and all underwriting discounts and selling commissions relating thereto. We have agreed to pay the legal, accounting, printing and other expenses, excluding fees and expenses of any counsel retained by or on behalf of the selling stockholders, related to the registration of the shares.

Our common stock is listed on The American Stock Exchange under the symbol “ALT.” On September 25, 2006, the last reported sale price of our common stock was $.18 per share. Our principal executive offices are located at 6 Campus Drive, Parsippany, New Jersey 07054, and our telephone number is 201-934-5000.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 5 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 27, 2006

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2

OUR BUSINESS	3

RISK FACTORS	5

RISKS RELATED TO OUR BUSINESS	5

RISKS RELATING TO THE MERGER	18

RISKS RELATED TO OWNING ALTEON’S COMMON STOCK	19

FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS	21

USE OF PROCEEDS	21

SELLING STOCKHOLDERS	21

PLAN OF DISTRIBUTION	24

LEGAL MATTERS	25

EXPERTS	25

WHERE YOU CAN FIND MORE INFORMATION	26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	26

Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Consent of J. H. Cohn LLP

Consent of KPMG LLP

ABOUT THIS PROSPECTUSS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 26. You should rely only on the information provided in this prospectus or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, we refer to Alteon Inc. as the “Company” or “Alteon.”

OUR BUSINESS

The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the Securities and Exchange Commission. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 5.

Overview

We are a product-based biopharmaceutical company engaged in the development of small molecule drugs to treat and prevent cardiovascular disease in diabetic patients. We have identified several promising product candidates that we believe represent novel approaches to some of the largest pharmaceutical markets. We have advanced one of these products into Phase 2 clinical trials.

Our lead drug candidate, alagebrium chloride or alagebrium (formerly ALT-711), is a product of our drug discovery and development program. Alagebrium has demonstrated potential efficacy in two clinical trials in heart failure, as well as in animal models of heart failure and nephropathy, among others. It has been tested in approximately 1,000 patients in a number of Phase 1 and Phase 2 clinical trials. Our goal is to develop alagebrium in diastolic heart failure, or DHF.

On July 21, 2006, we completed a merger with HaptoGuard, Inc., whereby the two companies combined operations, including their complementary product platforms in cardiovascular diseases, diabetes and other inflammatory diseases. The newly-combined company has two products in Phase 2 clinical development:

•
ALT-2074, formerly HaptoGuard’s licensed lead compound BXT-51072, is a glutathione peroxidase mimetic in clinical development for reduction of mortality in post-myocardial infarction patients with diabetes. The compound has demonstrated the ability to reduce infarct size by approximately 85 percent in a mouse model of heart attack called ischemia reperfusion injury. A Phase 2 clinical study for this compound was opened for enrollment in May, but progress has been slow by virtue of our limited financial resources and the eruption of the conflict in the Middle East, as many of the sites open for patient enrollment are in northern Israel. The Company also owns a license to a proprietary genetic biomarker that has shown the potential to identify patients who are most responsive to ALT-2074.

•
Alagebrium chloride (formerly ALT-711), Alteon's lead compound, is an Advanced Glycation End-product Crosslink Breaker being developed for heart failure. The most recent data on alagebrium, presented from two Phase 2 clinical studies at the American Heart Association meeting in November 2005, demonstrated the ability of alagebrium to improve overall cardiac function, including measures of diastolic and endothelial function. In these studies, alagebrium also demonstrated the ability to significantly reduce left ventricular mass. The compound has been tested in approximately 1,000 patients, which represents a sizeable human safety database, in a number of Phase 2 clinical studies.

o
We recently announced that the Juvenile Diabetes Research Foundation (JDRF) awarded a grant to one of our independent researchers, Mark Cooper, M.D., Ph.D., Professor at the Baker Heart Research Institute, Melbourne, Australia. This grant will fund a multinational Phase 2 clinical study of alagebrium on renal function in patients with type 1 diabetes and microalbuminuria. Alagebrium will be tested for its ability to reverse kidney damage caused by diabetes, and to reverse the protein excretion which is characteristic of diabetic nephropathy. Dr. Cooper has demonstrated promising preclinical results with alagebrium in diabetic kidney disease. The trial is expected to be initiated in the fourth quarter of 2006.

o
Additionally, we filed an Investigational New Drug Application (IND) with the U.S. Food & Drug Administration's (FDA) Division of Cardio-Renal Drug Products for a Phase 2b clinical study of our lead A.G.E. Crosslink Breaker compound, alagebrium, in DHF. The IND has passed the 30-day review period for the proposed study’s clinical protocol, and we are allowed to initiate the study at our discretion.

The merger of the two companies was structured as an acquisition by Alteon. Under the terms of the merger agreement, HaptoGuard shareholders received 37.4 million shares of Alteon common stock (approximately 31 percent of the shares after completion of the merger). As an additional part of the merger, a portion of existing shares of Alteon preferred stock held by Genentech was converted into Alteon common stock.

Key components of the transactions completed in July 2006 between Alteon, HaptoGuard and Genentech were as follows:

•	Alteon acquired all outstanding equity of HaptoGuard. In exchange, HaptoGuard shareholders received from Alteon $5.3 million in Alteon common stock, or approximately 22.5 million shares.

•
Genentech converted a portion of its existing Alteon preferred stock to Alteon common stock. A portion of Alteon preferred stock held by Genentech, which, when converted to Alteon common stock was equal to $3.5 million in Alteon common stock, was transferred to HaptoGuard shareholders.

•	The remaining Alteon preferred stock held by Genentech was cancelled.

•	Genentech will receive milestone payments and royalties on any future net sales of alagebrium, and received a right of first negotiation on ALT-2074.

We had been evaluating potential pre-clinical and clinical studies in other therapeutic indications in which alagebrium may address significant unmet needs. During the period ended June 30, 2006, we curtailed such studies to conserve cash. In addition to our anticipated clinical studies in renal disease, ischemia reperfusion injury and heart failure, we have conducted early research studies focusing on atherosclerosis; Alzheimer's disease; photoaging of the skin; eye diseases, including age-related macular degeneration, or AMD, and glaucoma; and other diabetic complications, including renal diseases.

Since our inception in October 1986, we have devoted substantially all of our resources to research, drug discovery and development programs. To date, we have not generated any revenues from the sale of products and do not expect to generate any such revenues for a number of years, if at all. We have incurred an accumulated deficit of $227,847,026 as of June 30, 2006, and expect to incur net losses, potentially greater than losses in prior years, for a number of years.

We have financed our operations through proceeds from public offerings of common stock, private placements of common and preferred equity securities, revenue from former collaborative relationships, reimbursement of certain of our research and development expenses by our collaborative partners, investment income earned on cash and cash equivalent balances and short-term investments and the sale of a portion of our New Jersey State net operating loss carryforwards and research and development tax credit carryforwards.

We were incorporated in Delaware in October 1986. Our headquarters are located at 6 Campus Drive, Parsippany, New Jersey 07054. We maintain a web site at www.alteon.com and our telephone number is (201) 934-5000. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investor Relations” section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission (“SEC”).

 RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of Alteon common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on Page 26 .

Risks Related To Our Business

If we are unable to obtain sufficient additional funding in the near term, we will be forced to cease operation.

While we intend to pursue development of alagebrium in high potential cardiovascular indications such as heart failure and ALT-2074 in the treatment of heart complications, any continued development of alagebrium and ALT-2074 by us is contingent upon additional funding or a strategic partnership.

The Company is urgently continuing to pursue fund-raising possibilities through the sale of its equity securities. If the Company is unsuccessful in its efforts to raise additional funds through the sale of additional equity securities, Alteon will not have the ability to continue as a going concern after the fourth quarter of 2006.

As of June 30, 2006, we had working capital of $4,029,118, including $4,984,928 of cash and cash equivalents. Our cash used in operating activities for the six months ended June 30, 2006 was $3,051,175.

As a result of the merger with HaptoGuard, which closed on July 21, 2006, the Company was required to make payment of severance and insurance costs in the amount of approximately $2.0 million. In addition, the Company has incurred transaction fees and expenses of approximately $1,259,000 in connection with the merger, which fees and expenses are currently due and payable. There can be no assurance that the products or technologies acquired in the merger will result in revenues to us or any meaningful return on investment to our stockholders.

The amount and timing of our future capital requirements will depend on numerous factors, including the timing of resuming our research and development programs, if at all, the number and characteristics of product candidates that we pursue, the conduct of preclinical tests and clinical studies, the status and timelines of regulatory submissions, the costs associated with protecting patents and other proprietary rights, the ability to complete strategic collaborations and the availability of third-party funding, if any.

Selling securities to satisfy our capital requirements may have the effect of materially diluting the current holders of our outstanding stock. We may also seek additional funding through corporate collaborations and other financing vehicles. If funds are obtained through arrangements with collaborative partners or others, we may be required to relinquish rights to our technologies or product candidates.

We need additional capital, but access to such capital is uncertain.

Alteon’s current resources are insufficient both to fund its commercialization efforts and to continue its future operations beyond the fourth quarter of 2006. As of June 30, 2006, Alteon had cash on hand of approximately $4,984,928. In September 2006 we closed on approximately $1.4 million in financing. Prior to the financing, Alteon was expending approximately $450,000 in cash per month. Following the merger, we currently expect to spend approximately $560,000 in cash per month. Our capital needs beyond the fourth quarter of 2006 will depend on many factors, including our research and development activities and the success thereof, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of the activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of new collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We currently do not have committed external sources of funding and may not be able to secure additional funding on any terms or on terms that are favorable to us. If we raise additional funds by issuing additional stock, further dilution to our existing stockholders will result, and new investors may negotiate for rights superior to existing stockholders. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to some or all of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves;

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available;

•	seek a buyer for all or a portion of our business; or

•	wind down our operations and liquidate our assets on terms that are unfavorable to us.

Alteon’s ability to continue as a going concern is dependent on future financing.

J.H. Cohn LLP, our independent registered public accounting firm, has included an explanatory paragraph in their report on our financial statements for the fiscal year ended December 31, 2005, which expresses substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in J.H. Cohn LLP’s report on our financial statements could have a detrimental effect on our stock price and our ability to raise additional capital.

Our financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to the financial statements as a result of the outcome of the uncertainty described above. Accordingly, the value of the company in liquidation may be different from the values set forth in our financial statements.

Our continued success will depend on our ability to continue to raise capital in order to fund the development and commercialization of our products. Failure to raise additional capital may result in substantial adverse circumstances, including delisting of our common stock shares from the American Stock Exchange, which could substantially decrease the liquidity and value of such shares, or ultimately result in our liquidation.

Alteon and HaptoGuard have each historically incurred operating losses and we expect these losses to continue.

Alteon and HaptoGuard have each historically incurred substantial operating losses due to their research and development activities and expect these losses to continue after the merger for the foreseeable future. As of December 31, 2005, Alteon and HaptoGuard had an accumulated deficit of $222,813,445 and $2,425,258, respectively. Alteon’s fiscal year 2005, 2004 and 2003 net losses were $12,614,459, $13,958,646, and $14,452,418, respectively. HaptoGuard’s fiscal year 2005 and 2004 net losses were $1,654,695 and $770,563, respectively. Alteon’s fiscal year 2005, 2004 and 2003 net losses applicable to common stockholders were $17,100,795, $18,093,791 and $18,243,265, respectively. If we are able to obtain sufficient additional funding, we expect to expend significant amounts on research and development programs for alagebrium and ALT-2074. Research and development activities are time consuming and expensive, and will involve the need to engage in additional fund-raising activities, identify appropriate strategic and collaborative partners, reach agreement on basic terms, and negotiate and sign definitive agreements. We are actively seeking new financing to provide financial support for our research and development activities. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms, if any, under which we may secure financial support from strategic partners or other investors. We expect to continue to incur significant operating losses for the foreseeable future.

Clinical studies required for our product candidates are time-consuming, and their outcome is uncertain.

Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical and clinical studies that the product is safe and effective for use in each target indication. Success in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials. None of our products has been approved for commercialization in the United States or elsewhere. In December 2004, we announced that findings of a routine two-year rodent toxicity study indicated that male Sprague Dawley rats exposed to high doses of alagebrium over their natural lifetime developed dose-related increases in liver cell alterations and tumors, and that the liver tumor rate was slightly over the expected background rate in this gender and species of rat. In February 2005, based on the initial results from one of the follow-on preclinical toxicity experiments, we voluntarily and temporarily suspended enrollment of new subjects into each of the ongoing clinical studies pending receipt of additional preclinical data. We withdrew our IND for the EMERALD study in February 2006 in order to focus our resources on the development of alagebrium in cardiovascular indications.

In June 2005, our Phase 2b SPECTRA trial in systolic hypertension was discontinued after an interim analysis found that the data did not indicate a treatment effect of alagebrium and we have ceased development of alagebrium for this indication.

We cannot predict at this time when enrollment in any of our clinical studies of alagebrium, will resume, if ever. If we are unable to resume enrollment in our clinical studies in alagebrium in a timely manner, or at all, our business will be materially adversely affected.

If we do not prove in clinical trials that our product candidates are safe and effective, we will not obtain marketing approvals from the FDA and other applicable regulatory authorities. In particular, one or more of our product candidates may not exhibit the expected medical benefits in humans, may cause harmful side effects, may not be effective in treating the targeted indication or may have other unexpected characteristics that preclude regulatory approval for any or all indications of use or limit commercial use if approved.

The length of time necessary to complete clinical trials varies significantly and is difficult to predict. Factors that can cause delay or termination of our clinical trials include:

•
slower than expected patient enrollment due to the nature of the protocol, the proximity of subjects to clinical sites, the eligibility criteria for the study, competition with clinical trials for other drug candidates or other factors;

•	adverse results in preclinical safety or toxicity studies;

•	lower than expected recruitment or retention rates of subjects in a clinical trial;

•	inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;

•	delays in approvals from a study site’s review board, or other required approvals;

•	longer treatment time required to demonstrate effectiveness or determine the appropriate product dose;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated subjects;

•	lack of effectiveness of the product candidate being tested; and

•	regulatory changes.

Even if we obtain positive results from preclinical or clinical studies for a particular product, we may not achieve the same success in future studies of that product. Data obtained from preclinical and clinical studies are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, we may encounter delays or rejections based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted new drug application. We may encounter similar delays in foreign countries. Moreover, regulatory approval may entail limitations on the indicated uses of the drug. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude our licensees or marketing partners from marketing our products or limit the commercial use of such products and will have a material adverse effect on our business, financial condition and results of operations.

In addition, some or all of the clinical trials we undertake may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals, which could prevent or delay the creation of marketable products. Our product development costs will increase if we have delays in testing or approvals, if we need to perform more, larger or different clinical or preclinical trials than planned or if our trials are not successful. Delays in our clinical trials may harm our financial results and the commercial prospects for our products.

 The FDA regulates the development, testing, manufacture, distribution, labeling and promotion of pharmaceutical products in the United States pursuant to the Federal Food, Drug, and Cosmetic Act and related regulations. We must receive pre-market approval by the FDA prior to any commercial sale of any drug candidates. Before receiving such approval, we must provide preclinical data and proof in human clinical trials of the safety and efficacy of our drug candidates, which trials can take several years. In addition, we must show that we can produce any drug candidates consistently at quality levels sufficient for administration in humans. Pre-market approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of any drug candidate. By statute and regulation, the FDA has 180 days to review an application for approval to market a drug candidate; however, the FDA frequently exceeds the 180-day time period, at times taking up to 18 months. In addition, based on its review, the FDA or other regulatory bodies may determine that additional clinical trials or preclinical data are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with any of our other drug candidates unless and until we obtain FDA approval to sell such products in commercial quantities for human application.

Even if a clinical trial is commenced, the FDA may delay, limit, suspend or terminate clinical trials at any time, or may delay, condition or reject approval of any of our product candidates, for many reasons. For example:

•	ongoing preclinical or clinical study results may indicate that the product candidate is not safe or effective;

•	the FDA may interpret our preclinical or clinical study results to indicate that the product candidate is not safe or effective, even if we interpret the results differently; or

•
the FDA may deem the processes and facilities that our collaborative partners, our third-party manufacturers or we propose to use in connection with the manufacture of the product candidate to be unacceptable.

Our success will also depend on the products and systems formerly under development by HaptoGuard, including ALT-2074, and we cannot be sure that the efforts to commercialize ALT-2074 will succeed.

 ALT-2074, HaptoGuard’s lead compound prior to the merger, is in development for the treatment of heart complications in patients with diabetes. It has demonstrated efficacy in mouse models.

ALT-2074 is still in early clinical trials and any success to date should not be seen as indicative of the probability of any future success. The failure to complete clinical development and commercialize ALT-2074 for any reason or due to a combination of reasons will have a material adverse impact on our business.

We are dependent on the successful outcome of clinical trials and will not be able to successfully develop and commercialize products if clinical trials are not successful.

HaptoGuard received approval from Israel’s Ministry of Health to conduct Phase II trials in diabetic patients recovering from a recent myocardial infarction or acute coronary syndrome. The purpose of the study is to evaluate the biological effects on cardiac tissue in patients treated with ALT-2074.  HaptoGuard received Institutional Review Board approval for three sites in Israel, and the study was opened for enrollment in May 2006.  The Israel-Lebanon conflict that occurred in July 2006 has adversely impacted our ability to recruit patients to the study. While we are evaluating modifications to the protocol to simplify its management in Israel, including transferring management of the project from a CRO to our internal team, the conflict will slow down any benefit that can be seen from those operational modifications.  Additionally, the progress of that trial is contingent on the successful raising of additional financing by the Company.

If we are unable to form the successful collaborative relationships that our business strategy requires, then our programs will suffer and we may not be able to develop products.

Our strategy for developing and deriving revenues from our products depends, in large part, upon entering into arrangements with research collaborators, corporate partners and others. The potential market, preclinical and clinical study results and safety profile of our product candidates may not be attractive to potential corporate partners. A two-year toxicity study found that male rats exposed to high doses of alagebrium over their natural lifetime developed dose-related increases in liver cell alterations including hepatocarcinomas, and that the alteration rate was slightly over the expected background rate in this gender and species of rat. Also, our Phase 2a EMERALD study in erectile dysfunction, the IND for which has since been withdrawn, was placed on clinical hold by the Reproductive and Urologic Division, which may adversely affect our ability to enter into research and development collaborations with respect to alagebrium. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular product candidate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

If we are able to form collaborative relationships, but are unable to maintain them, our product development may be delayed and disputes over rights to technology may result.

We may form collaborative relationships that, in some cases, will make us dependent upon outside partners to conduct preclinical testing and clinical studies and to provide adequate funding for our development programs.

In general, collaborations involving our product candidates pose the following risks to us:

•	collaborators may fail to adequately perform the scientific and preclinical studies called for under our agreements with them;

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•
collaborators may not pursue further development and commercialization of our product candidates or may elect not to continue or renew research and development programs based on preclinical or clinical study results, changes in their strategic focus or available funding or external factors, such as an acquisition that diverts resources or creates competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•
collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive; collaborators with marketing and distribution rights to one or more products may not commit enough resources to their marketing and distribution;

•
collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•
disputes may arise between us and the collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development of the applicable product candidates.

In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development program could be delayed, diminished or terminated.

If we are unable to attract and retain the key personnel on whom our success depends, our product development, marketing and commercialization plans could suffer.

We depend heavily on the principal members of our management and scientific staff to realize our strategic goals and operating objectives. Over the past year, due to the reduction in our clinical trial activities, the number of our employees has decreased from 30 as of June 30, 2005 to 7 as of June 30, 2006. Following the merger with HaptoGuard, we depend on Dr. Noah Berkowitz as the combined company’s Chief Executive Officer and Dr. Malcolm MacNab as the combined company’s Vice-President of Clinical Development. The loss of services in the near term of any of our principal members of management and scientific staff could impede the achievement of our development priorities. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success, and there is significant competition among companies in our industry for such personnel. We have established retention programs for our current key employees, and we may be required to provide additional retention and severance benefits to our employees as we curtail operations or prepare to effect a strategic transaction such as a sale or merger with another company. However, we cannot assure you that we will be able to attract and retain personnel on acceptable terms given the competition between pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced managers and scientists, and given the recent clinical and regulatory setbacks that we have experienced. In addition, we rely on consultants to assist us in formulating our research and development strategy. All of our consultants are employed by other entities and may have commitments to or consulting or advisory contracts with those other entities that may limit their availability to us.

If we do not successfully develop any products, or are unable to derive revenues from product sales, we will never be profitable.

Virtually all of our revenues to date have been generated from collaborative research agreements and investment income. We have not received any revenues from product sales. We may not realize product revenues on a timely basis, if at all, and there can be no assurance that we will ever be profitable.

At June 30, 2006, we had an accumulated deficit of $227,847,026. We anticipate that we will incur substantial, potentially greater, losses in the future as we continue our research, development and clinical studies. We have not yet requested or received regulatory approval for any product from the FDA or any other regulatory body. All of our product candidates, including our lead candidate, alagebrium, are still in research, preclinical or clinical development. We may not succeed in the development and marketing of any therapeutic or diagnostic product. We do not have any product candidates other than alagebrium and ALT-2074 in clinical development, and there can be no assurance that we will be able to bring any other compound into clinical development. Adverse results of any preclinical or clinical study could cause us to materially modify our clinical development programs, resulting in delays and increased expenditures, or cease development for all or part of our ongoing studies of alagebrium.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Such products will require significant additional investment, development and preclinical and clinical testing prior to potential regulatory approval and commercialization. The development of new pharmaceutical products is highly uncertain and expensive and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical studies, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. We may not be able to undertake additional clinical studies. In addition, our product development efforts may not be successfully completed, we may not have the funds to complete any ongoing clinical trials, we may not obtain regulatory approvals, and our products, if introduced, may not be successfully marketed or achieve customer acceptance. We do not expect any of our products, including alagebrium, to be commercially available for a number of years, if at all.

Failure to remediate the material weaknesses in our internal controls and to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

During the audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm identified a material weakness, as of December 31, 2005, regarding our internal controls over the identification of and the accounting for non-routine transactions including certain costs related to potential strategic transactions, severance benefits and the financial statement recording and disclosure of stock options that we have granted to non-employee consultants in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18. As defined by the Public Company Accounting Oversight Board Auditing Standard No. 2, a material weakness is a significant control deficiency or a combination of significant control deficiencies that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. This material weakness did not result in the restatement of any previously reported financial statements or any other related financial disclosure. Management continues the process of implementing remedial controls to address these matters. In addition, the changes that would have resulted in the financial statements for the year ended December 31, 2005, as a consequence of the material weakness, were deemed by the Company to be immaterial but were nevertheless recorded by the Company.

On April 22, 2005, we filed an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K Amendment”), in which we reported that, as of December 31, 2004, and as required by Section 404 of the Sarbanes-Oxley Act of 2002, management, with the participation of our principal executive officer and principal financial officer, had assessed the effectiveness of our internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors, and based on this assessment, management determined that as of December 31, 2004, there were three material weaknesses in our internal control over financial reporting. In light of these material weaknesses, management concluded that, as of December 31, 2004, we did not maintain effective internal control over financial reporting.

The three material weaknesses identified were in the areas of audit committee oversight of the internal control review process, information technology controls and process controls, and control over cash disbursements. With respect to each of these matters, as set forth in the Form 10-K Amendment, management has implemented remedial measures or procedures to address these matters. However, we cannot currently assure you that the remedial measures that are currently being implemented will be sufficient to result in a conclusion that our internal controls no longer contain any material weaknesses, and that our internal controls are effective. In addition, we cannot assure you that, even if we are able to achieve effective internal control over financial reporting, our internal controls will remain effective for any period of time. The failure to maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals and the sale of our products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the approval could be granted with the condition that we conduct additional costly post-approval studies or that we limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. We may be slow to adapt, or we may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements.

If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities or if previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, Asia and the Pacific, have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration. A finding of product quality, safety or efficiency in one jurisdiction does not guarantee approval in any other jurisdiction, even if the other jurisdiction has similar laws, regulations and guidelines.

If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.

We have no experience in manufacturing products and do not have manufacturing facilities. Consequently, we will depend on contract manufacturers for the production of any products for development and commercial purposes. The manufacture of our products for clinical trials and commercial purposes is subject to current cGMP, regulations promulgated by the FDA. In the event that we are unable to obtain or retain third-party manufacturing capabilities for our products, we will not be able to commercialize our products as planned. Our reliance on third-party manufacturers will expose us to risks that could delay or prevent the initiation or completion of our clinical trials, the submission of applications for regulatory approvals, the approval of our products by the FDA or the commercialization of our products or result in higher costs or lost product revenues. In particular, contract manufacturers:

•
could encounter difficulties in achieving volume production, quality control and quality assurance and suffer shortages of qualified personnel, which could result in their inability to manufacture sufficient quantities of drugs to meet our clinical schedules or to commercialize our product candidates;

•	could terminate or choose not to renew the manufacturing agreement, based on their own business priorities, at a time that is costly or inconvenient for us;

•
could fail to establish and follow FDA-mandated cGMPs, as required for FDA approval of our product candidates, or fail to document their adherence to cGMPs, either of which could lead to significant delays in the availability of material for clinical study and delay or prevent filing or approval of marketing applications for our product candidates; and

•	could breach, or fail to perform as agreed, under the manufacturing agreement.

Changing any manufacturer that we engage for a particular product or product candidate may be difficult, as the number of potential manufacturers is limited, and we will have to compete with third parties for access to those manufacturing facilities. cGMP processes and procedures typically must be reviewed and approved by the FDA, and changing manufacturers may require re-validation of any new facility for cGMP compliance, which would likely be costly and time-consuming. We may not be able to engage replacement manufacturers on acceptable terms quickly or at all. In addition, contract manufacturers located in foreign countries may be subject to import limitations or bans. As a result, if any of our contract manufacturers is unable, for whatever reason, to supply the contracted amounts of our products that we successfully bring to market, a shortage would result which would have a negative impact on our revenues.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions. Our dependence upon others for the manufacture of any products that we develop may adversely affect our profit margin, if any, on the sale of any future products and our ability to develop and deliver such products on a timely and competitive basis.

If we are not able to protect the intellectual property rights that are critical to our success, the development and any possible sales of our product candidates could suffer and competitors could force our products completely out of the market.

Our success will depend on our ability to obtain patent protection for our products, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others, both in the United States and abroad.

The degree of patent protection afforded to pharmaceutical inventions is uncertain and our potential products are subject to this uncertainty. Competitors may develop competitive products outside the protection that may be afforded by the claims of our patents. We are aware that other parties have been issued patents and have filed patent applications in the United States and foreign countries with respect to other agents that have an effect on A.G.E.s., or the formation of A.G.E. crosslinks. In addition, although we have several patent applications pending to protect proprietary technology and potential products, these patents may not be issued, and the claims of any patents that do issue, may not provide significant protection of our technology or products. In addition, we may not enjoy any patent protection beyond the expiration dates of our currently issued patents.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to maintain, develop and expand our competitive position, which we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and certain, but not all, corporate partners and consultants. Relevant inventions may be developed by a person not bound by an invention assignment agreement. Binding agreements may be breached, and we may not have adequate remedies for such breach. In addition, our trade secrets may become known to or be independently discovered by competitors.

If we are unable to operate our business without infringing upon intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for Advanced Glycation End-Products or glutathione peroxidase mimetics that may be similar to those needed by us. To the extent that planned or potential products are covered by patents or other intellectual property rights held by third parties, we would need a license under such patents or other intellectual property rights to continue development and marketing of our products. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses on reasonable terms, we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, we may be unable to operate profitably.

ALT-2074 and other former HaptoGuard compounds are licensed by third parties and if we are unable to continue licensing this technology, our future prospects may be materially adversely affected.

We are a party to various license agreements with third parties that give us exclusive and partial exclusive rights to use specified technologies applicable to research, development and commercialization of our products, including alagebrium and ALT-2074. We anticipate that we will continue to license technology from third parties in the future. To maintain the license for certain technology related to ALT-2074 that we received from Oxis International, we are obligated to meet certain development and clinical trial milestones and to make certain payments. There can be no assurance that we will be able to meet any milestone or make any payment required under the license with Oxis International. In addition, if we fail to meet any milestone or make any payment, there can be no assurance that we may be able to negotiate a compromise with Oxis.

The technology HaptoGuard licensed from third parties would be difficult or impossible to replace and the loss of this technology would materially adversely affect our business, financial condition and any future prospects.

The effect of accounting rules relating to our equity compensation arrangements may have an adverse effect on our stock price, results of operations, and financial condition.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values effective for us on January 1, 2006. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

We account for employee stock-based compensation, awards issued to non-employee directors, and stock options issued to consultants and contractors in accordance with SFAS 123R and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.”

We have adopted the new standard, SFAS 123R, effective January 1, 2006 and have selected the Black-Scholes method of valuation for share-based compensation. We have adopted the modified prospective transition method which requires that compensation cost be recorded, as earned, for all unvested stock options and restricted stock outstanding at the beginning of the first quarter of adoption of SFAS 123R, and that such costs be recognized over the remaining service period after the adoption date based on the options’ original estimate of fair value.

On December 15, 2005, the Compensation Committee of our Board of Directors approved the acceleration of the vesting date of all previously issued, outstanding and unvested options, effective December 31, 2005. The acceleration and the fact that no options were issued in the six months ended June 30, 2006, resulted in our incurring no compensation expense under SFAS 123R for the three and six months ended June 30, 2006.

Prior to adoption of SFAS 123R, we applied the intrinsic-value method under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, under which no compensation cost (excluding those options granted below fair market value) had been recognized. SFAS 123 established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123, we elected to continue to apply the intrinsic-value based method of accounting described above, and adopted only the disclosure requirements of SFAS 123, as amended.

If we are not able to compete successfully with other companies in the development and marketing of cures and therapies for cardiovascular diseases, diabetes, and the other conditions for which we seek to develop products, we may not be able to continue our operations.

We are engaged in pharmaceutical fields characterized by extensive research efforts and rapid technological progress. Many established pharmaceutical and biotechnology companies with financial, technical and human resources greater than ours are attempting to develop, or have developed, products that would be competitive with our products. Many of these companies have extensive experience in preclinical and human clinical studies. Other companies may succeed in developing products that are safer, more efficacious or less costly than any we may develop and may also be more successful than us in production and marketing. Rapid technological development by others may result in our products becoming obsolete before we recover a significant portion of the research, development or commercialization expenses incurred with respect to those products.

Certain technologies under development by other pharmaceutical companies could result in better treatments for cardiovascular disease, and diabetes and its related complications. Several large companies have initiated or expanded research, development and licensing efforts to build pharmaceutical franchises focusing on these medical conditions, and some companies already have products approved and available for commercial sale to treat these indications. It is possible that one or more of these initiatives may reduce or eliminate the market for some of our products. In addition, other companies have initiated research in the inhibition or crosslink breaking of A.G.E.s.

Our ability to compete successfully against currently existing and future alternatives to our product candidates and systems, and competitors who compete directly with us in the small molecule drug industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for our products;

•	be early entrants to the market; and

manufacture, market and sell our products, independently or through collaborations.

We depend on third parties for research and development activities necessary to commercialize certain of our patents.

We utilize the services of several scientific and technical consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions. We contract out most of our research and development operations using third-party contract manufacturers for drug inventory and shipping services and third-party contract research organizations in connection with preclinical and/or clinical studies in accordance with our designed protocols, as well as conducting research at medical and academic centers.

Because we rely on third parties for much our research and development work, we have less direct control over our research and development. We face risks that these third parties may not be appropriately responsive to our time frames and development needs and could devote resources to other customers. In addition, certain of these third parties may have to comply with FDA regulations or other regulatory requirements in the conduct of this research and development work, which they may fail to do.

If governments and third-party payers continue their efforts to contain or decrease the costs of healthcare, we may not be able to commercialize our products successfully.

In the United States, we expect that there will continue to be federal and state initiatives to control and/or reduce pharmaceutical expenditures. In certain foreign markets, pricing and/or profitability of prescription pharmaceuticals are subject to government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. Cost control initiatives could decrease the price that we receive for any products for which we may receive regulatory approval to develop and sell in the future and could have a material adverse effect on our business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on our corporate partners, our ability to commercialize our products may be adversely affected.

Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from government health administration authorities, private health insurers and other third-party payers. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and third-party payers, including Medicare, frequently challenge the prices charged for medical products and services. In addition, third-party insurance coverage may not be available to subjects for any products developed by us. Government and other third-party payers are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. If government and other third-party payers for our products do not provide adequate coverage and reimbursement levels, the market acceptance of these products would be adversely affected.

If the users of the products that we are developing claim that our products have harmed them, we may be subject to costly and damaging product liability litigation, which could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in the clinical trials for pharmaceutical products and in the testing, and future manufacturing and marketing of, our products. Although we currently maintain product liability insurance, such insurance is becoming increasingly expensive, and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products, which could have a material adverse effect on our business. The coverage will be maintained and limits reviewed from time to time as the combined company progresses to later stages of its clinical trials and as the length of the trials and the number of patients enrolled in the trials changes.

We intend to obtain a combined coverage policy that includes tail coverage in order to cover any claims that are made for any events that have occurred prior to the merger. We currently have a policy covering $10 million of product liability for our clinical trials, for which our annual premium is approximately $219,000. However, insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Merger

Failure to integrate the operations of Alteon and HaptoGuard successfully could result in delays and increased expenses in the companies’ clinical trial programs.

Alteon and HaptoGuard entered into the merger with the expectation that the merger will result in beneficial synergies, including:

•	improved ability to raise new capital through access to new classes of investors focused on public companies engaged in small molecule drug development;

•	shared expertise in developing innovative small molecule drug technologies and the potential for technology collaboration;

•	a broader pipeline of products;

•	greater ability to attract commercial partners;

•	larger combined commercial opportunities; and

•	a broader portfolio of patents and trademarks.

Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for the merger will depend on a number of factors, some of which include:

•	the ability of the combined company to obtain financing to fund its continued operations;

•	retention of scientific staff;

•	significant litigation, if any, adverse to Alteon and HaptoGuard, including, particularly, product liability litigation and patent and trademark litigation; and

•	the ability of the combined company to continue development of Alteon and HaptoGuard product candidates;

•	success of our research and development efforts;

•	increased capital expenditures;

•	general market conditions relating to small cap biotech investments; and

•	competition from other drug development companies.

Achieving the benefits of the merger will depend in part on the successful integration of Alteon and HaptoGuard in a timely and efficient manner. The integration will require significant time and efforts from each company, including the coordination of research, development, regulatory, manufacturing, commercial, administrative and general functions. Integration may be difficult and unpredictable because of possible cultural conflicts and different opinions on scientific and regulatory matters. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. The combination of Alteon’s and HaptoGuard’s organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed. If we cannot successfully integrate our operations and personnel, we may not recognize the expected benefits of the merger.

Even if the two companies are able to integrate their operations, there can be no assurance that these anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the combined company.

Integrating Alteon and HaptoGuard may divert management’s attention away from our core research and development activities.

Successful integration of our operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in the companies’ clinical trial programs and could otherwise significantly harm our business, financial condition and operating results.

We expect to incur significant costs integrating our operations, product candidates and personnel, which cannot be estimated accurately at this time. These costs include:

•	severance payments;

•	conversion of information systems;

•	combining research, development, regulatory, manufacturing and commercial teams and processes;

•	reorganization of facilities; and

•	relocation or disposition of excess equipment.

We expect that Alteon and HaptoGuard will incur aggregate direct transaction costs of approximately $3,284,000 associated with or resulting from the merger. If the total costs of the merger exceed our estimates or benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Risks Related to Owning Alteon's Common Stock

Our stock price is volatile and you may not be able to resell your shares at a profit.

We first publicly issued common stock on November 8, 1991 at $15.00 per share in our initial public offering and it has been subject to fluctuations since that time. For example, during 2005, the closing sale price of our common stock has ranged from a high of $1.43 per shares to a low of $0.17 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	material weaknesses in our internal control over financial reporting;

•	the announcement of new products or services by us or competitors;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating the combined company to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against the combined company could cause it to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on revenue and earnings.

We have a large number of authorized but unissued shares of common stock, which our Board of Directors may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.

After the closing of the merger and the financing, there are approximately 180,000,000 shares of authorized but unissued shares of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of the American Stock Exchange, Delaware law, or other applicable laws. We currently have no specific plans to issue shares of our common stock for any purpose other than in connection with the merger. However, if our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair the combined company’s ability to raise capital through additional offerings.

We currently have outstanding warrants to purchase an aggregate of 22,581,988 shares of our common stock, including warrants to purchase 9,990,533 shares of our common stock issued together with 9,470,333 shares of common stock all of which such warrants and common stock were issued in connection with a private equity financing completed in September 2006. The shares issued in the private placement financing, together with the shares underlying the warrants issued in such financing, represent approximately 16% of the total number of shares of our common stock outstanding immediately prior to the financing.

Sales of these shares or shares issued in connection with the merger with HaptoGuard in the public market, or the perception that future sales of such shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 29.8% of the outstanding common stock, which includes fully vested options to purchase common stock. In addition, approximately 23,435,778 shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised.

Sale or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

We have entered into a Stockholders’ Rights Agreement pursuant to which each holder of a share of common stock is granted a Right to purchase our Series F Preferred Stock under certain circumstances if a person or group acquires, or commences a tender offer for, 20 percent of our outstanding common stock. We also have severance obligations to certain employees in the event of termination of their employment after or in connection with a triggering event as defined in the Alteon Severance Plan.   In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. The staggered board terms, Fair Price Provision, Stockholders’ Rights Agreement, severance arrangements, Preferred Stock provisions and other provisions of our charter and Delaware corporate law may discourage certain types of transactions involving an actual or potential change in control.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS

Statements in this prospectus and the documents incorporated by reference herein that are not statements or descriptions of historical facts are “forward-looking” statements under Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, and are subject to numerous risks and uncertainties. These forward-looking statements and other forward-looking statements made by us or our representatives are based on a number of assumptions. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” or other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. The forward-looking statements represent our judgments and expectations as of the date of this prospectus. We assume no obligation to update any such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, as they involve risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in this section and elsewhere in this prospectus. These factors include, but are not limited to, the risks set forth in this prospectus.

The forward-looking statements set forth in this document represent our judgment and expectations as of the date of this prospectus. We assume no obligation to update any such forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

On July 21, 2006, in connection with our merger with HaptoGuard, Inc., we issued 37,399,065 shares of our common stock to former stockholders of HaptoGuard, which shares consist of (i) 22,524,437 shares of common stock and (ii) 14,874,628 shares of common stock issued upon the conversion of a portion of our preferred stock that was transferred to HaptoGuard by Genentech, and we issued 13,492,349 shares of common stock to Genentech upon the conversion of an additional portion of the preferred stock held by Genentech. This prospectus relates to the resale from time to time of up to a total of 50,891,414 shares of our common stock acquired in connection with the merger by certain former stockholders of HaptoGuard and by Genentech, referred to as the selling stockholders, as described below.

Pursuant to the terms of the merger agreement, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued in connection with the merger transaction.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of September 25, 2006 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after September 25, 2006 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.
	SHARES			SHARES
	BENEFICALLY			BENEFICALLY
	OWNED BEFORE		SHARES	OWNED AFTER
	OFFERING(1)		BEING	OFFERING(2)
SELLING STOCKHOLDER	NUMBER	PERCENT	OFFERED	NUMBER	PERCENT

Alex Libin	200,697	*	200,697	−	*
Andrew Levy	2,545,683	2%	2,545,683	−	*
Ariane Eisman	380,268	*	380,268	−	*
David Greenberg	630,259	*	630,259	−	*
Genentech, Inc.	798,314	*	13,492,349	798,314	*
Ilan Kaufthal	876,729	*	876,729	−	*
Joshua Berkowitz(3)	647,864	*	647,864	−	*
Laura Berkowitz(3)	799,267	*	799,267	−	*
Lawrence Bryskin	119,714	*	119,714	−	*
Mark Brody	228,865	*	228,865	−	*
Mark Cohen	288,722	*	288,722	−	*
Mary Tanner (4)	5,212,146	4%	5,212,146	−	*
Michael Colton	528,150	*	528,150	−	*
NJTC Venture Capital	1,957,676	2%	1,957,676	−	*
Noah Berkowitz(3) President and Chief Executive Officer	9,506,700	7%	9,506,700	−	*
Noah Berkowitz Family Trust(3)	6,337,800	5%	6,337,800	−	*
Oxis International, Inc.	551,800	*	551,800	−	*
Platinum Partners	1,228,829	1%	1,228,829	−	*
Seth Berkowitz(3)	186,613	*	186,613	−	*
Seth Farbman	197,176	*	197,176	−	*
Shai Stern	704,200	*	704,200	−	*
Sidlog Limited	1,147,846	*	1,147,846	−	*
Smithfield Fiduciary LLC	2,679,481	2%	2,679,481	−	*
Steven Farber	140,840	*	140,840	−	*
Walter Berkowitz(3)	795,746	*	795,746	−	*
Wayne Yetter (5)	306,327	*	306,327	−	*

*	Less than 1%

(1) Percentages prior to the offering are based on 137,333,514 shares of common stock that were issued and outstanding as of September 25, 2006. We deem shares of common stock that may be acquired by an individual or group within 60 days of September 25, 2006 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or entity shown in the table.

(2) We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3) Joshua Berkowitz is the brother of Noah Berkowitz, who is our President and Chief Executive Officer and a member of our Board of Directors. Laura Berkowitz is the sister of Noah Berkowitz. Seth Berkowitz is the brother of Noah Berkowitz. Walter Berkowitz is the father of Noah Berkowitz. Noah Berkowitz disclaims beneficial ownership of the shares owned by the above named family members. In addition, Noah Berkowitz is the trustee of the Noah Berkowitz Family Trust (the “Trust”) and as such has voting and investment control over the securities held by the Trust. Mr. Berkowitz disclaims beneficial ownership of these securities.

(4) Includes 4,331,896 shares of common stock held directly by Ms. Tanner and 880,250 shares of common stock subject to options which were exercisable as of September 25, 2006. Ms. Tanner is a member of our board of directors.

(5) Includes 188,960 shares of common stock held directly by Mr. Yetter and 117,367 shares of common stock subject to options which were exercisable as of September 25, 2006. Mr. Yetter is a member of our board of directors.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•
on the American Stock Exchange (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

We are required to pay all fees and expenses incident to the registration of the shares.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The financial statements of Alteon as of December 31, 2005 and 2004, and for each of the years then ended, have been incorporated by reference herein in reliance upon the report of J.H. Cohn LLP, independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

J.H. Cohn LLP has included an explanatory paragraph in its report on our financial statements for the fiscal year ended December 31, 2005, which expresses substantial doubt about our ability to continue as a going concern.

The statements of operations, stockholders’ equity and cash flows of Alteon Inc. for the year ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at our web site at www.alteon.com. In addition, our common stock is listed for trading on The American Stock Exchange under the symbol “ALT.”

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 30, 2006 (File No. 001-16043);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 15, 2006 (File No. 001-16043);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 14, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on January 27, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on February 6, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on April 19, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on April 21, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on May 3, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on May 9, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on May 16, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on May 16, 2006 (except with respect to the items reported under Item 2.02 of such Form 8-K) (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on July 10, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on July 25, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K/A, filed on September 5, 2006 (File No. 001-16043);

•	Our Current Report on Form 8-K, filed on September 19, 2006 (File No. 001-16043);

•	The portions of the Registrant’s Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the Commission under the Exchange Act, filed on June 22, 2006;

•
The description of our common stock, $.01 par value, which is contained in our Registration Statement on Form 8-A, filed on November 1, 1991, including any amendments or reports filed for the purpose of updating such description; and

•
The description of the Rights under the Registrant’s Rights Agreement (which are currently transferred with the Registrant’s Common Stock) contained in the Registrant’s Registration Statement on Form 8-A (File No. 000-19529), filed under the Exchange Act, filed on August 4, 1995, including any amendment or report filed for the purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Investor Relations c/o Nancy Regan, at our principal executive offices, which are located at 6 Campus Drive, Parsippany, New Jersey, 07054, (201) 934-5000.

To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superseded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.
SEC registration fee	$980.17

Accounting fees and expenses	$10,000

Legal fees and expenses	$30,000

TOTAL	$40,980.17

Item 15. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a resumption believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Article IX of the registrant’s bylaws specifies that the registrant shall indemnify its directors and officers to the full extent permitted by the General Corporation Law of Delaware. This provision of the bylaws is deemed to be a contract between the registrant and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the General Corporation Law of Delaware are in effect, and any repeal or modification thereof shall not offset any rights or obligations then existing with respect to any state of facts then or theretofore existing or in any action, suit or proceeding theretofore or thereafter brought or threatened in whole or in part upon any such state of facts.

Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director’s fiduciary duty of care. This Section does not, however, limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, or from any transaction in which the director derived an improper personal benefit. This Section also will have no effect on claims arising under the federal securities laws. The registrant’s certificate of incorporation limits the liability of its directors as authorized by Section 102(b)(7).

The registrant currently carries liability insurance for the benefit of its directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the registrant (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law. The liability limit, however, shall be reduced by amounts incurred for legal defense, which amounts are to be applied against the retention amount. The insurance policy also provides for the advancement of reasonable fees, costs and expenses including attorneys’ fees under certain circumstances, incurred by directors and officers in investigating, adjusting, defending and appealing any claim, subject to repayment by such director or officer if it is ultimately determined that such insureds are not entitled under the terms of the policy to payment of such loss.

The insurance policy will not provide coverage to the directors and officers to the extent that the registrant has indemnified the directors or officers. The policy provides for the reimbursement of the registrant to the extent the registrant has indemnified the directors and officers pursuant to law, contract or the certificate of incorporation or bylaws of the registrant. Moreover, the policy does not provide coverage for any claim: (i) based upon, or arising from, personal injury, slander, defamation or a similar matter, (ii) based upon, or arising from the director or officer gaining, in fact, a personal profit or advantage to which he or she was not legally entitled, (iii) based upon, or arising from, any deliberately dishonest, malicious or fraudulent act or omission or any willful violation of law by any Insured if a judgment or other final adjudication adverse to the Insured established such an act, omission or willful violation, (iv) brought or maintained by or on behalf of the Insured Organization or any Insured Person, in any capacity, subject to certain exceptions, including those related to stockholders’ derivative actions, set forth in the policy, (v) based upon, or arising from, environmental claims and violations, (vi) based upon, or arising from, a violation of the Employee Retirement Income Security Act of 1974, as amended, and (vii) arising from a loss insured by any other valid or collectible insurance, except as such loss may exceed the policy amount or other limitations of such other insurance.

At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any director or officer.

Item 16. Exhibits

The exhibits required to be filed are listed on the “Exhibit Index” attached hereto, which is incorporated herein by reference.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)
Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-8 (§ 230.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in this Registration Statement; and

(B)
Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the Registration Statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the Registration Statement.

(C)
Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on September 27, 2006.

ALTEON INC.

By:	/s/ Noah Berkowitz
Noah Berkowitz, M.D., Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Noah Berkowitz and Kenneth I. Moch, and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Noah Berkowitz	President and Chief Executive Officer	September 27, 2006
Noah Berkowitz, M.D., Ph.D.

/s/ Jeffrey P. Stein	(acting principal financial and	September 27, 2006
Jeffrey P. Stein, CPA	accounting officer)

/s/ Kenneth I. Moch	Non-Executive Chairman of the	September 27, 2006
Kenneth I. Moch	Board of Directors

/s/ Marilyn G. Breslow	Director	September 27, 2006
Marilyn G. Breslow

/s/ Thomas A. Moore	Director	September 27, 2006
Thomas A. Moore

/s/ George M. Naimark, Ph.D.	Director	September 27, 2006
George M. Naimark, Ph.D.

/s/ Wayne Yetter	Director	September 27, 2006
Wayne Yetter

/s/ Mary Tanner	Director	September 27, 2006
Mary Tanner

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

3.1	Restated Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 10-Q filed on November 10, 1999, SEC File Number 000-19529.)

3.2
Certificate of the Voting Powers, Designations, Preference and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series F Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, SEC File Number 001-16043.)

3.3
Certificate of Retirement of Alteon Inc., dated September 10, 2000.(Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 10-Q filed on November 10, 1999, SEC File Number 000-19529.)

3.4
Certificate of Designations of Series G Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, SEC File Number 000-19529.)

3.5
Certificate of Amendment of Certificate of Designations of Series G Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.4 to the Company’s Report on Form 10-Q filed on August 14, 1998, SEC File Number 000-19529.)

3.6
Certificate of Designations of Series H Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, SEC File Number 000-19529.)

3.7
Amended Certificate of Designations of Series H Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.6 to the Company’s Report on Form 10-Q filed on August 14, 1998, SEC File Number 000-19529.)

3.8
Certificate of Retirement of Alteon Inc., dated November 20, 2000.(Incorporated by reference to Exhibit 3.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, SEC File Number 001-16043.)

3.9
Certificate of Amendment to Restated Certificate of Incorporation of Alteon Inc., dated June 7, 2001. (Incorporated by reference to Exhibit 3.8 to the Company’s Report on Form 10-Q filed on August 14, 2001, SEC File Number 001-16043.)

3.10	By-laws, as amended. (Incorporated by reference to Exhibit 3.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, SEC File Number 001-16043.)

3.11
Certificate of Amendment to Restated Certificate of Incorporation of Alteon Inc., dated September 17, 2004. (Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 10-Q filed on November 9, 2004, SEC File Number 001-16043.)

3.12
Amended Certificate of Designations of Series G Preferred Stock of Alteon Inc., dated October 6, 2004. (Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 10-Q filed on November 9, 2004, SEC File Number 001-16043.)

3.13
Amended Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions or Series F Preferred Stock of Alteon Inc. (Incorporated by reference to Exhibit 3.1.1 to the Company’s Report on Form 10-Q filed on August 9, 2005, SEC File Number 001-16043.)

3.14
Certificate of Amendment to Restated Certificate of Incorporation of Alteon Inc., dated October 24, 2005. (Incorporated by reference to Exhibit 3.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, SEC File Number 001-16043.)

3.15
Certificate of Amendment to the Corrected Certificate of Designations of Series G Preferred Stock of Alteon Inc. dated July 20, 2006. (Incorporated by reference to Exhibit 3.14 to the Company’s Registration Statement on Form S-8 filed on September 5, 2006, SEC File Number 333-137115).

3.16
Certificate of Amendment to the Corrected Certificate of Designations of Series H Preferred Stock of Alteon Inc. dated July 20, 2006. (Incorporated by reference to Exhibit 3.15 to the Company’s Registration Statement on Form S-8 filed on September 5, 2006, SEC File Number 333-137115)

4.1
Stockholders’ Rights Agreement between Alteon Inc. and Registrar and Transfer Company, as Rights Agent, dated as of July 27, 1995. (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, SEC File Number 001-16043.)

4.2
Amendment to Stockholders’ Rights Agreement between Alteon Inc. and Registrar and Transfer Company, as Rights Agent, dated as of April 24, 1997. (Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on May 9, 1997, SEC File Number 000-19529.)

4.3
Registration Rights Agreement between Alteon Inc. and the investors named on the signature page thereof, dated as of April 24, 1997.(Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 9, 1997, SEC File Number 000-19529.)

4.4	Form of Common Stock Purchase Warrant. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 9, 1997, SEC File Number 000-19529.)

4.5
Amendment to Stockholders’ Rights Agreement between Alteon Inc. and Registrar and Transfer Company, as Rights Agent, dated as of December 1, 1997. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 1997, SEC File Number 000-19529.)

4.6	Registration Rights Agreement, dated September 29, 2000. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 5, 2000, SEC File Number 001-16043.)

4.7	Form of Series 1 Common Stock Purchase Warrant. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 5, 2000, SEC File Number 001-16043.)

4.8	Form of Series 2 Common Stock Purchase Warrant. (Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on October 5, 2000, SEC File Number 001-16043.)

4.9
Notice of Appointment of The American Stock Transfer & Trust Company as successor Rights Agent, dated August 29, 2002, pursuant to Stockholders’ Rights Agreement dated as of July 27, 1995. (Incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 10-Q filed on November 13, 2002, SEC File Number 001-16043.)

4.10
Form of Common Stock Purchase Warrant, dated July 2, 2004. (Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, SEC File Number 000-16043.)

4.11
Form of Common Stock Purchase Warrant, dated January 5, 2005.(Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, SEC File Number 000-16043.)

4.12
Amended and Restated Stockholder Rights Agreement between Alteon Inc. and American Stock Transfer & Trust Company as Rights Agent, dated as of July 27, 2005. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A/A filed on July 27, 2005, SEC File Number 001-16043.)

4.13
Registration Rights Agreement by and between Alteon Inc. and the Purchasers named therein dated as of April 19, 2006. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-3 filed on May 31, 2006, SEC File No. 333-134584.)

4.14
Form of Warrant issued to investors pursuant to the Securities Purchase Agreement, dated as of April 19, 2006, by and between the Company and the Purchasers named therein. (Incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-3 filed on May 31, 2006, SEC File No. 333-134584.)

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

23.1*	Consent of J.H. Cohn LLP.

23.2*	Consent of KPMG LLP.

23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Included in opinion of counsel filed as Exhibit 5).

24.1	Power of Attorney. (See “Power of Attorney” on signature page).
____________________
* Filed herewith